Exhibit 99.1

Unaudited Condensed Consolidated Financial Statements as of April 30, 2025 and for the Four Months Ended April 30, 2025 and 2024

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	April 30, 2025	December 31, 2024
ASSETS:
Current assets:
Cash and cash equivalents	25,541,395	23,915,856
Security deposit	93,475	93,475
Short-term investments	1,908,124	957,729
Accounts receivable	50,000	—
Interest receivable	74,857	3,825
Prepaid expenses and other current assets, net	4,942,867	5,053,824
Total current assets	$32,610,718	$30,024,709

Non-current assets:
Operating right-of-use assets, net	132,406	238,330
Property and equipment, net	2,089,060	2,257,794
Intangible assets, net	1,901,586	3,139,896
Security deposit		—
Prepayments for long-term asset		—
Long term equity investments		—
Deferred tax assets	30,584	30,584
Total non-current assets	$4,153,636	$5,666,604

TOTAL ASSETS	$36,764,354	$35,691,313

LIABILITIES AND SHAREHOLDER’S EQUITY:

Current liabilities:
Convertible Note	3,500,000	7,500,000
Interest payable	96,925	419,005
Accrued expenses and other current liabilities	1,523,154	2,466,436
Amounts due to related parties	910,509	909,575
Operating lease liabilities	157,945	282,279
Total current liabilities	$6,188,533	$11,577,295

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	April 30, 2025	December 31, 2024
LIABILITIES AND SHAREHOLDER’S EQUITY (CONTINUED):
Non-current liabilities:
Operating lease liabilities	—	—
Deferred tax liabilities	25,200	25,200
Total non-current liabilities	$25,200	$25,200

TOTAL LIABILITIES	$6,213,733	$11,602,495

Shareholders’ equity:
Ordinary shares ($0.004 par value, 1,000,000,000 shares authorized as of December 31, 2024 and April 30, 2025; and 62,299,897 and 63,686,563 shares issued and outstanding as of December 31, 2024 and April 30, 2025, respectively)	254,765	249,218
Additional paid-in capital	711,252,377	703,098,695
Accumulated deficit	(682,143,714)	(680,448,810)
Accumulated other comprehensive income	1,187,193	1,189,715
Total shareholders’ equity	$30,550,620	$24,088,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,764,354	$35,691,313

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024
Revenue:
Business consultation services	50,000	55,000
Distributed storage and computing services	146,743	193,206
Other services	15,000	10,000
Total Revenue	$211,743	$258,206

Cost of Revenue:
Business consultation services	(89,458)	(90,247)
Distributed storage and computing services	(330,919)	(432,407)
Total Cost of Revenue	$(420,377)	$(522,654)
Gross loss	$(208,634)	$(264,448)

Operating expenses:
Sales and marketing	(38,754)	(22,918)
General and administrative	(996,421)	(756,032)
Provision for doubtful accounts	—	(9,451)
Loss on market price of crypto assets	(539,858)	(89,566)
Total operating expenses	$(1,575,033)	$(877,967)

Operating loss from continuing operations	$(1,783,667)	$(1,142,415)

Interest income/(expenses), net	85,408	46,333
Other (expenses)/income, net	61	(352)
Gain/(loss) from market price of short-term investment	3,294	216,536
Gain/(loss) from selling short-term investments	—	35,771
Loss from disposal of subsidiaries	—
Loss before provision for income taxes	$(1,694,904)	$(844,127)
Income tax (expenses)/benefits	—	(325,306)
Net loss	$(1,694,904)	$(1,169,433)

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(1,694,904)	$(1,169,433)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024

Numerator
Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(1,694,904)	$(1,169,433)

Denominator
Weighted average shares used in calculating basic net loss per ordinary share	62,057,028	60,819,897
Weighted average shares used in calculating diluted net loss per ordinary share	62,057,028	60,819,897

Net Loss per ordinary share
Basic	(0.03)	(0.02)
Diluted	(0.03)	(0.02)
Net Loss per ordinary share from continuing operation
Basic	(0.03)	(0.02)
Diluted	(0.03)	(0.02)
Net Loss per ordinary share from discontinued operation
Basic	—	—
Diluted	—	—

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024

Net loss	$(1,694,904)	$(1,169,433)
Change in cumulative foreign currency transaction adjustment	(2,522)	11,147
Comprehensive loss	$(1,697,426)	$(1,158,286)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total
						Mercurity
					Accumulated	Fintech
	Ordinary shares		Additional		Other	Holding Inc	Total
	Number of		paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Shares	Amount	Capital	deficit	loss	equity	equity
Balance as of January 1, 2025	62,299,897	249,218	703,098,695	(680,448,810)	1,189,715	24,088,818	24,088,818
Share-based compensation	16,666	67	117,262			117,329	117,329
Issuance of shares in the private placement	1,370,000	5,480	8,036,420			8,041,900	8,041,900
Net loss				(1,694,904)		(1,694,904)	(1,694,904)
Foreign currency translation					(2,522)	(2,522)	(2,522)
Balance as of April 30, 2025	63,686,563	254,765	711,252,377	(682,143,714)	1,187,193	30,550,621	30,550,621

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for number of shares and per share (or ADS) data)

						Total
						Mercurity
					Accumulated	Fintech
	Ordinary shares		Additional		Other	Holding Inc.	Total
	Number of		paid-in	Accumulated	comprehensive	shareholders’	Shareholders’
	Shares	Amount	Capital	deficit	loss	equity	equity
Balance as of January 1, 2024	60,819,897	243,298	693,093,915	(676,677,485)	1,173,039	17,832,767	17,832,767
Net loss				(1,169,433)		(1,169,433)	(1,169,433)
Foreign currency translation					11,147	11,147	11,147
Cumulative effect upon adoption of ASU 2023-08				763,072		763,072	763,072
Balance as of April 30, 2024	60,819,897	243,298	693,093,915	(677,083,846)	1,184,186	17,437,553	17,437,553

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024
Cash flows from operating activities:
Net loss	(1,694,904)	(1,169,433)

Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	—	9,452
Depreciation of property and equipment	168,734	281,721
(Gain)/Loss from selling short-term investments	—	(35,771)
Exchange gains and losses	8,927	6,304
Loss on market price of short-term investment	(3,294)	(216,536)
Loss on market price of crypto assets	539,858	89,566
Interest income from short-term investment and providing loans	(74,699)	(40,966)
Interest cost of convertible note and borrowing Filecoins	90,532	130,890
Stock-based compensation	117,329	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Digital assets generated from mining business	(146,752)	(171,479)
Digital assets used to pay expenses	19,102	—
Prepaid expenses and other current assets	(16,690)	12,284
Right-of-use assets	105,925	105,925
Deferred tax assets		325,306
Accounts payable		48,589
Advance from customers		95,000
Accrued expenses and other current liabilities	(37,680)	(216,586)
Lease liabilities	(124,334)	(114,864)
Net cash used in operating activities	$(1,097,946)	$(860,598)

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024

Cash flows from investing activities:
Cash from selling short-term investments	—	1,939,850
Cash from receiving short-term investment interests and dividends	256	40,901
Payments for purchasing property and equipment	—	(2,611)
Cash paid for short-term investments	(943,690)	(1,264,531)
Net cash (used in)/provided by investing activities	$(943,434)	$713,609

MERCURITY FINTECH HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In U.S. dollars, except for number of shares and per share (or ADS) data)

	For the four months ended April 30,
	2025	2024
Cash flows from financing activities:
Issuance of common stock	8,041,900	—
Convertible notes	(4,000,000)	(1,500,000)
Financing costs	(375,000)	(450,000)
Net cash provided by financing activities	$3,666,900	$(1,950,000)

Effect of exchange rate changes	$19	$(18)

Increase in cash and cash equivalents	$1,625,539	$(2,097,007)

Cash and cash equivalents, beginning balance	$24,009,331	$16,208,949

Cash and cash equivalents, ending balance	$25,634,870	$14,111,942